July 9, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	hhgregg, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 29, 2007 File No. 333-142181

Via EDGAR

Dear Mr. Owings,

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated July 6, 2007, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 3 to the Registration Statement (the “Amendment”).

Compensation Components, page 66

1.	We note your response to our comment 8 in our letter dated June 15, 2007, but we continue to believe that your disclosure could be clearer as to the difficulty of your executives or the company meeting their performance targets. We reissue our prior comment. Please revise your disclosure to provide a clear and concise discussion concerning how difficult it will be for your executives or how likely it will be for the registrant to achieve the undisclosed targets. See instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company has revised the disclosure on page 67 in response to the Staff’s comment.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Scott M. Anderegg (Securities and Exchange Commission)
Jerry W. Throgmartin (hhgregg, Inc.)
Danielle Carbone, Esq. (Shearman & Sterling LLP)

2